SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

The Alpine Group, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

020825 600
(CUSIP Number)

Mr. Kenneth G. Byers, Jr. c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 19, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

13D

CUSIP No. 020825 600
1	NAMES OF REPORTING PERSONS Kenneth G. Byers, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 876,521
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 876,521
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876, 521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “ Statement”) relates to the common stock, par value $0.10 per share (the “ Common Stock”), of The Alpine Group, Inc., a Delaware corporation (“ Alpine”). The principal executive offices of Alpine are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073.

Item 2.  Identity and Background.

(a)   Name

(b)   Residence or business address

(c)   Present principal occupation or employment

Kenneth G. Byers, Jr. (the “ Reporting Person”)
Byers Engineering Company
6285 Barfield Road
Atlanta, GA 30328

The Reporting Person is President of Byers Engineering Company, a telecommunications technical services and software firm.

(d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

United States

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is replaced in its entirety by the following:

Not applicable.

Item 4.  Purpose of Transaction.

Item 4 is replaced in its entirety by the following:

The Reporting Person holds his shares for investment purposes and currently has no plans to acquire additional shares, other than pursuant to existing compensatory arrangements with Alpine. The Reporting Person may from time to time acquire additional shares with an intent to increase his equity ownership in Alpine generally.

On April 19, 2006, the Reporting Person tendered 193,821 shares of Common Stock in response to Alpine’s offer to purchase up to 6,500,000 shares of Common Stock set forth in Schedule TO-I filed with the SEC on March 1, 2006, as amended. The Reporting Person currently has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

Item 5 is replaced in its entirety by the following:

(a)   The Reporting Person may be deemed to beneficially own an aggregate of 876,521 shares of Common Stock (approximately 7.35% of the outstanding shares of Common Stock (including 371,505 shares issuable upon conversion of the outstanding shares of Series A Preferred Stock) as of April 19, 2006).

(b)   Number of shares of Common Stock as to which the Reporting Person holds:

(i)   Sole power to vote or to direct the vote of 876,521 shares of Common Stock. This includes 371,505 shares issuable upon conversion of the Series A Preferred Stock. Holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock, and accordingly such shares are included herein.

(ii)   Shared power to vote or to direct the vote of 0 shares of Common Stock.

(iii)   Sole power to dispose or to direct the disposition of 876,521 shares of Common Stock. This includes 371,505 shares issuable upon conversion of the Series A Preferred Stock. Holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock, and accordingly such shares are included herein.

(iv)   Shared power to dispose or to direct the disposition of 0 shares of Common Stock.

(c)   Except as noted above, the Reporting Person did not effect any transactions in the Common Stock during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is replaced in its entirety by the following:

Other than as described in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of Alpine of the type required to be disclosed in this Item 6.

Item 7.   Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2006	By: /s/ Kenneth G. Byers, Jr.
Kenneth G. Byers, Jr.